*AB 3/12

PUBLIC

15048465

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing RECEIVED MAR 0 2 2015 Wash., DC 194 Section

SEC FILE NUMBER
8- 67957

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FUTURITY FIRST INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 ENTERPRISE DRIVE, SUITE 4C
(No. and Street)

ROCKY HILL	CT	06067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EMANUEL ROMERO 860-838-4830
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY LLP
(Name – *if individual, state last, first, middle name*)

850 CANAL STREET, 4TH FLOOR	STAMFORD	CT	06902
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KM 3/13

OATH OR AFFIRMATION

I, PETER LAHAIE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FUTURITY FIRST INVESTMENT SERVICES, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

EDWARD FRANCIS LAMARRE III
NOTARY PUBLIC
MY COMMISSION EXPIRES JAN. 31, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FUTURITY FIRST
INVESTMENT SERVICES, INC.

Statement of Financial Condition
December 31, 2014

Filed as PUBLIC information pursuant to the Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Futurity First Investment Services, Inc.
Rocky Hill, Connecticut

We have audited the accompanying statement of financial condition of Futurity First Investment Services, Inc. (the Company) as of December 31, 2014, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Futurity First Investment Services, Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

McGladrey LLP

Stamford, Connecticut
February 27, 2015

FUTURITY FIRST INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2014

Assets		
Cash	$	99,754
Prepaid expenses and other current assets		1,405
Total Assets	$	101,159
Liabilities		
Due to related party	$	775
Due to Broker / Dealer		2,655
Total liabilities		3,430
Stockholder's Equity		
Common stock, $.001 par value; 100 shares authorized; 100 shares issued and outstanding		-
Additional paid-in-capital		571,217
Accumulated deficit		(473,488)
Total Stockholder's Equity		97,729
Total Liabilities & Stockholder's Equity	$	101,159

See Notes to Financial Statement.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Futurity First Investment Services, Inc. (the "Company") was incorporated in the state of Delaware on July 9, 2008. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on March 18, 2009. The Company operates as a constructive receipt broker-dealer whose primary function is to facilitate the sale of securities by registered agents of Futurity First Insurance Group, Inc., an affiliated entity, through an agreement with a third-party full service broker dealer. The Company is a wholly-owned subsidiary of Futurity First Financial Corporation (the "Parent').

The Company is subject to the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(ii) provide that a broker/dealer clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintain and preserve such books and records. Broker/dealers operating under the provisions of (k)(2)(ii) are also exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3. The Company does not, directly or indirectly, receive or hold funds or securities for customers or carry customer accounts in any manner. All securities transactions occur through a third party broker dealer pursuant to a Broker Dealer Services Agreement with the Company.

A summary of the Company's significant accounting policies follows:

Basis of accounting: The accompanying statement of financial condition has been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Income taxes: The Company is classified as a "C" corporation for income tax purposes, and files a consolidated tax return with its Parent. The Company records its own tax provision as if it were a separate filer.

Deferred taxes are provided on the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Net Capital Requirements

The Company is subject to the Security Exchange Commissions Uniform Net Capital requirements (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn as cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $96,324, which was $91,324 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 3.56%.

Note 3. Related Party Transactions

The Company has an expense sharing agreement with Futurity First Insurance Group (subsidiary of the Parent) that allocates certain costs to the Company based on the approximate percentage of time spent by personnel for wages and payroll taxes, and a reasonable basis for certain other costs in proportion to the total of those costs incurred by the Parent. For the year ended December 31, 2014, the subsidiary charged the Company $85,100 for allocated wages, payroll taxes and operating costs. The Parent intends to provide financial support to the Company as necessary during 2015.

Note 4. Broker's Bond

The Company carries a broker blanket fidelity bond in the amount of $100,000.

Note 5. Income Taxes

The components of deferred taxes as of December 31, 2014 are as follows:

Federal net operating loss carryforward	$	138,000
State net operating loss carryforward		30,000
Total deferred tax assets before valuation allowance		168,000
Valuation allowance		(168,000)
Net deferred tax asset	$	-

As of December 31, 2014, the Company had net operating loss carryforwards available for tax purposes in its consolidated tax return filing with its Parent of approximately $405,000 for Federal and State tax purposes. Realization of deferred tax assets is dependent on future earnings of the Company and its Parent, the timing and amount of which is uncertain. Generally accepted accounting principles require a valuation allowance to reduce reported deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all evidence, both positive and negative, the Company has recorded a full valuation allowance against its deferred tax assets at December 31, 2014 because the Company's management has determined that is it more likely than not that these assets will not be realized.

Loss carryforwards for tax purposes have the following expiration dates:

Expiration Date		Federal		State
2029	$	84,000	$	84,000
2030		126,000		126,000
2031		72,000		72,000
2032		86,000		86,000
2033		37,000		37,000
	$	405,000	$	405,000

The Financial Accounting Standards Board (FASB) provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year on the tax returns of the stockholder. With few exceptions, the Company's Parent is no longer subject to U.S. Federal or state and local tax examinations by tax authorities for years before 2011. For the year ended December 31, 2014, management has determined that there are no material uncertain income tax positions.

Note 6. Subsequent Events

The Company has evaluated subsequent events through the date at which this financial statement was issued on February 27, 2015, and determined that there have not been any events that have occurred that would require adjustments to or disclosure in the financial statement.

FUTURITY FIRST INVESTMENT SERVICES, INC

Exemption Report
Pursuant to Rule 17a-5(d) under the
Securities Exchange Act of 1934
June 1, 2014 to December 31, 2014

(Confidential Treatment Requested)

McGladrey

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Futurity First Investment Services, Inc.
Rocky Hill, Connecticut

We have reviewed management's statements, included in the accompanying Futurity First Investment Services, Inc. Exemption Report , in which *(a)* Futurity First Investment Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Futurity First Investment Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and *(b)* Futurity First Investment Services, Inc. stated that Futurity First Investment Services, Inc. met the identified exemption provisions for the period June 1, 2014 through December 31, 2014 without exception. Futurity First Investment Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Futurity First Investment Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McGladrey LLP

Stamford, Connecticut
February 27, 2015

Futurity First Investment Services Inc. Exemption Report

Futurity First Investment Services Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an Exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2) (ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 for the period June 1 2014 to December 31 2014.

Futurity First Investment Services Inc.

I, Emanuel Romero, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Compliance Officer
February 20th 2015

FUTURITY FIRST INVESTMENT SERVICES INC; 500 ENTERPRISE DR. SUITE 4B, ROCKY HILL, CT 06067

PH: 860-838-4830 FAX: 860-257-1416 MEMBER FINRA